UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CHOICE HOTELS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

169905-10-6

(CUSIP Number)

Sherry Hurley (301) 592-2016

10770 Columbia Pike, Suite 100, Silver Spring, MD 20901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box   ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169905-10-6	13D	Page 2 of 4

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D, (the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (the “Shares”), of Choice Hotels International, Inc., a Delaware corporation (the “Issuer”), previously filed by Realty Investment Company, Inc. (the “Reporting Person”). This Amendment is being filed to update Item 6 of the Schedule 13D in light of a pledge of certain of the securities reported in the Schedule 13D. The Amendment also updates certain changes in the facts reported in the Schedule 13D, none of which, individually or in the aggregate, the Reporting Person believes to be material.

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Realty Investment Company, Inc. Federal ID #: 53-0197749
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(C) or 2(E)	☐
6	Citizenship or Place of Organization State of Maryland

Number of Shares Beneficially Owned by Each Reporting Person with:	7 Sole Voting Power 7,135,738
8 Shared Voting Power 0
9 Sole Dispositive Power 7,135,738
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,135,738
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 10.9%
14	Type of Reporting Person CORP

CUSIP No. 169905-10-6	13D	Page 3 of 4

Item 1.	Security and Issuer

	(a)	Name of Issuer:
Choice Hotels International, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
10750 Columbia Pike
Silver Spring, MD 20901

	(c)	Title and Class of Securities:
Common Stock

Item 2.	Identity and Background

	(a)	Name:
Realty Investment Company, Inc. (“Company”)

	(b)	Business Address:
10770 Columbia Pike, Suite 100
Silver Spring, MD 20901

	(c)	Present Principal Employment:
The Company is engaged in real estate development and management and other investment activities

	(d)	Record of Convictions:
N/A

	(e)	Record of Civil Proceedings:
N/A

	(f)	Citizenship:
N/A

Item 3.	Source and Amount of Funds or Other Consideration
N/A

Item 4.	Purpose of Transaction
No Changes.

Item 5.	Interest in Securities of the Issuer

	(a)	Amount and percentage beneficially owned:
Reporting Person:

7,135,738

CUSIP No. 169905-10-6	13D	Page 4 of 4

	(b)	Number of shares as to which such person has:

		(i) Sole Voting Power	7,135,738

		(ii) Shared Voting Power	0

		(iii) Sole Dispositive Power	7,135,738

		(iv) Shared Dispositive Power	0

	(c)	A schedule of transactions effected in the last sixty days is as follows:

		Not applicable.

	(d)	Ownership of more than five percent on behalf of Another Person:

		As shareholders of the Company, Stewart and Jane Bainum, and their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum are the only individuals who have interests in the shares of the Company which, when combined with their other shares are more than 5% of the outstanding class of securities of the Issuer.

	(e)	Ownership of Less than Five Percent:

		Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

		On June 29, 2006, the Company entered into a Revolving Credit Loan Agreement (“Loan Agreement”) with Wachovia Bank, National Association (“Wachovia”) for up to $50,000,000. In connection therewith, the Company has pledged to continue to deliver as security such number of shares whose value shall equal 50% of the value of the loan amount outstanding at any time. Initially 1,900,000 of the Company’s total 7,135,738 shares available have been delivered. The Loan Agreement contains default and similar provisions that are standard for such agreements. Wachovia may not exercise voting or dispositive power over the pledged shares prior to an event of default under the Loan Agreement.

Item 7.	Material to be Filed as Exhibits

	Exhibit 1 – Stock Pledge Agreement dated June 29, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2006

Realty Investment Company, Inc.

BY:	/s/ Sherry Hurley, President